PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66979

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cobalt Capital Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Wilkinson Street, Ste 300

(No. and Street)

Orlando   **FL**   **32803**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries

(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd. Ste 700   **Denver**   **CO**   **80237**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Benjamin Schick _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cobalt Capital Inc. _____ , as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Marlely Acosta
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG121321
Expires 7/23/2021

_____
Signature

President _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented. a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cobalt Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cobalt Capital, Inc. (the "Company") as of December 31, 2020, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Cobalt Capital, Inc.'s auditor since 2008.

Denver, Colorado
February 24, 2021



COBALT CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CASH AND CASH EQUIVALENTS	$	295,018
COMMISSIONS RECEIVABLE		33,315
FEES RECEIVABLE		501,191
OTHER RECEIVABLE		28,320
OPERATING LEASE ASSET		12,983
OTHER ASSETS		1,915
Total assets	**$**	**872,742**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accrued expenses	$	46,048
OPERATING LEASE LIABILITY		15,227
PAYCHECK PROTECTION PROGRAM LOAN		44,447
Total liabilities		105,722
SHAREHOLDERS' EQUITY		
Common stock, $1 par value; 10,000 shares authorized,		
200 shares issued and outstanding		200
Additional paid-in-capital		32,752
Retained earnings		734,069
Total shareholders' equity		767,021
Total liabilities and shareholders' equity	**$**	**872,743**

The accompanying notes are an integral part of this statement.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Cobalt Capital, Inc. (the "Company") is a Florida corporation incorporated on March 10, 2005. The Company operates as a limited broker-dealer managing the distribution and marketing of real estate limited company units of direct participation programs. The Company operates as the managing broker-dealer which will function as the "distributor" or "wholesaler" broker-dealer and will engage other broker-dealers to make its programs available for retail distribution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Revenue recognition

Commissions from the sale of units of private placements and partnership interests are recognized when escrow closes on the respective programs.

Deferred syndication costs

Costs incurred in the organization and sale of equity interests in real estate ventures are deferred until the related revenues are recognized. The Company incurs syndication costs related to the organization and future sale of partnership interests. These costs are deferred until escrow closes and are included in the accompanying statement of operations. At December 31, 2020, the Company had no deferred syndication costs.

15c3-3 exemption

The Company is not claiming an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company applied for this exemption and was accepted on September 18, 2020. The Company does not carry or clear customer accounts and does not hold funds or securities on behalf of customers.

Cash and cash equivalents

For purposes of cash flows, the Company considers money market funds with maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(concluded)*

Income taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $246,726 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 19.57% to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - LEASES

The Company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

NOTE 3 - LEASES (continued)

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term

The components of lease expense for the year ended December 31, 2020 were as follows:

Operating lease costs:

Amortization of right-of-use assets	$20,345
Interest on operating lease liabilities	2,244
Total operating lease costs	$22,589

Supplemental statement of financial condition at December 31, 2020, relating to leases were as follows:

Operating lease:

Right-of-use assets	$61,071
Accumulated amortization	48,088
Right-of-use assets, net	$12,983
Operating lease liabilities	$15,227

Average Remaining Lease Terms:	.67 years
Average Discount Rate:	2.5%

The Company leases office space from unrelated parties under a non-cancelable operating lease expiring through August 2021. Future minimum rental commitments to the Company under the rental agreement are approximately as follows:

Year	Amount
2021	16,536

Total rental expense, including the lease referred to above, is included in occupancy costs and totaled $24,725 (including sales tax) for the year ended December 31, 2020.

NOTE 4 - PAYCHECK PROTECTION PROGRAM LOAN

In April of 2020, the Company received a loan in the amount of $44,447 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan may be forgiven to the extent that proceeds are used for eligible expenditures described in the CARES Act. The Company has spent 100% of loan proceeds to pay eligible expenses. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 10 months from the last date of the covered period. The loan may be repaid at any time with no prepayment penalty.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's future operating results may be affected by several factors. These factors are comprised of, but are not limited to the overall downturn of the real estate industry and the general and local economic, political and social conditions that can affect the real estate market.

The Company's financial instruments, including cash and cash equivalents, commissions' receivable, other receivables, other assets and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of these instruments.

NOTE 6 - RECENT ACCOUNTING PRONOUNCEMENTS

The Company has implemented FASB ASC 842, for leases – effective for fiscal years beginning after December 15, 2018 and has updated its recognition of the corresponding lease assets and liabilities.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.